Exhibit 4.3

SERVICE AGREEMENT

between

THE ROYAL BANK OF SCOTLAND plc

and

BRUCE VAN SAUN
------------------------------

☐

The Royal Bank of Scotland plc
36 St Andrew Square
Edinburgh
EH2 2YB

INDEX
Clause

1.	Definitions, Interpretation and Construction

2.	Position

3.	Commencement of Employment

4.	Duties

5.	Other Interests

6.	Place of Employment

7.	Hours of Work

8.	Remuneration (RBSelect)

9.	Deductions

10.	Bonuses

11.	Executive Long Term Incentives

12.	YourBank

13.	Expenses

14.	Dealings in Investments

15.	Pension and Life Cover

16.	Holidays

17.	Sickness

18.	Confidentiality

19.	Group Property

20.	Intellectual Property

21.	Power of Attorney

22.	Grievance Procedure

23.	Disciplinary Procedure

24.	Summary Termination

25.	Termination by Notice

26.	Garden Leave

27.	Events on Termination

28.	Restrictions after Termination of Employment

29.	Declaration of Secrecy

30.	Data Protection

31.	Notices

32.	Continuing Provisions

33.	Whole Agreement and Severability

34.	Collective Agreements

35.	Governing Law

SERVICE AGREEMENT

Between

THE ROYAL BANK OF SCOTLAND plc having its registered office at 36 St Andrew Square, Edinburgh EH2 2YB (hereinafter called the “Company")

and

BRUCE VAN SAUN, residing at 324 Manchester Road, Ridgewood, New Jersey, 07450
(hereinafter called the “Executive")

THE AGREEMENT BETWEEN THE PARTIES IS AS FOLLOWS:-

1.	Definitions, Interpretation and Construction

In this Agreement, unless otherwise stated, the following definitions apply:

1.1.1.
"Associated Company" means any company (i) having an ordinary share capital of which not less than 25 per cent is owned directly or indirectly by RBSG or (ii) a holding company of the Company or any direct or indirect subsidiary of any such holding company or (iii) any company or other entity in respect of which the Group exercises management control, including joint venture operations;

1.1.2.	"Board" means the Board of Directors of the Company or an authorised committee of the Board of Directors of the Company;

1.1.3.	“Main Board” means the Board of Directors of the Company;

1.1.4.	"Group" means the Company and its Associated Companies;

1.1.5.	"Remuneration Committee" means the Remuneration Committee of the Board or any committee empowered by the Board in substitution for the Remuneration Committee;

1.1.6.	“RBSG” means The Royal Bank of Scotland Group plc having its registered office at 36 St Andrew Square, Edinburgh EH2 2YB; and

1.1.7.	the expressions "subsidiary" and "holding company" have the same meanings in this Agreement as they have in Section 1159 of the Companies Act 2006.

1.2.	In this Agreement:

1.2.1.
unless otherwise stated, references to statutes, rules or regulations or their provisions will also include amendments, extensions, consolidations or replacements and will refer to any orders or regulations, instruments or subordinate legislation;

1.2.2.	the masculine gender shall include the feminine gender and singular number shall include the plural and vice versa;

1.2.3.
unless otherwise stated, references to clauses and sub-clauses are references to clauses and sub-clauses of this Agreement and references to clauses shall be deemed to include references to the sub-clauses of that clause; and

1.2.4.	the headings to clauses are for convenience only and shall not affect the construction or interpretation of this Agreement.

2.	Position

2.1.	The Executive will be employed as Group Finance Director and the Executive agrees to accept the position on the terms and conditions set out in this Agreement.

2.2.	The Executive warrants that by virtue of entering into this Agreement, he will not be in breach of any express or implied terms of any contract or other obligation binding upon him.

2.3.
This role requires the Executive to be registered as an Approved Person within a Controlled Function under the terms of the Financial Services and Markets Act, as regulated by the Financial Services Authority (FSA). Consequently, the Executive is required to satisfy the FSA’s requirements for Fitness and Propriety and abide by the FSA’s Principles and Code of Practice for Approved Persons.

2.4.
A copy of the Group’s Explanatory Booklet for Approved Persons is attached. This provides guidance on the Executive’s responsibilities as an Approved Person and forms part of the Executive’s terms and conditions of employment. However, it is essential to note that the Executive must refer to the latest rules and guidance contained in the FSA’s handbook. The links to this are set out in the Explanatory Booklet.

3.	Commencement of Employment

3.1.	The Executive’s employment under this Agreement commences on 8 September 2009. The Executive’s continuous employment with the Company commences on 8 September 2009.

3.2.	No period of employment with a previous employer counts as part of the Executive’s period of continuous employment with the Company.

4.	Duties

4.1.	The Executive will report to the Group Chief Executive.

4.2.	During his employment the Executive shall:

4.2.1.
devote the whole of his time, attention and skill to the business of the Group and shall faithfully, efficiently, competently and diligently perform such duties and exercise such powers, authorities and discretions which may be assigned to or vested in him by the Board;

4.2.2.	comply with the Group’s rules, policies and regulations as varied from time to time and obey all reasonable and lawful directions given by or under the authority of the Board;

4.2.3	comply with the terms of the Group’s Code of Conduct;

4.2.4.	not do anything prejudicial to the interests and reputation of the Group and shall promote and extend the business of the Group and protect and further its interests and reputation; and

4.2.5.
accept secondment to the employment of any Associated Company.  Any such secondment may be for a fixed period (which may be extended by the Company according to business requirements) and may apply to all of the Executive’s employment duties or only some of them. Notwithstanding the foregoing, the Executive will not be required to perform any services which he cannot reasonably be expected to perform or which are not commensurate with his skills and experience.  During any period of secondment, the Executive will continue to receive his normal salary and benefits and will remain subject to the terms of this Agreement except as otherwise provided in any secondment agreement.

4.3.
Additionally, the Executive may be required to undertake such other duties as the Company considers necessary to meet the needs of the business.  The Executive may also be required to perform services for any Associated Company and may be required to undertake the role and duties of a non-executive Director of other companies within the Group.  No additional remuneration will be paid in respect of these appointments.

4.4.
The duties of the Executive as an officer of the Company or of any Associated Company shall be subject to the Articles of Association (or equivalent) of the relevant company and shall be separate from and in addition to his duties under this Agreement.  Save where the Executive is a director of the Main Board, if he ceases to be a director or officer of the Company or of any Associated Company (otherwise than by resignation from employment, termination by the Company of the Executive’s employment under this Agreement or where the Executive is prohibited by law from acting as a director or officer of the Company or an Associated Company) this Agreement shall nevertheless remain in force as if the Executive's employment is that of executive manager rather than that of director. The parties agree that in such circumstances the Executive will not be entitled to any compensation in respect of the loss of his position as director or officer.

4.5.
The Executive's performance and discharge of his duties and responsibilities hereunder shall be the subject of regular review, the object of which is to assess performance during the period under review and to set agreed performance standards for future review periods.  In the event that, in the opinion of the Board and after receiving a warning from it and reasonable opportunity to cure any failure, the Executive fails to achieve the agreed personal performance standards, the Company may terminate the Executive's employment in accordance with the provisions of clause 25.

5.	Other Interests

5.1.
The Executive shall not (except with the Group Chief Executive's prior written consent) be directly or indirectly engaged or concerned in any capacity in the conduct of, or have any financial interest in: any business, trade, profession or organisation (other than Associated Companies) save through holding or being interested in investments (quoted or unquoted) not representing more than two per cent of the issued equity capital or any other class of share or debenture capital of any one company.

5.2.
The Executive will not, without the Group Chief Executive’s prior consent, give lectures, speak in public or publish anything in any form or medium relating to the affairs of, or matters which may affect RBSG, other than as required in the normal course of his employment under this Agreement.

6.	Place of Employment

6.1.
The Executive will normally work between the Company’s offices in Edinburgh at Gogarburn, 175 Glasgow Road EH12 1HQ and 280 Bishopsgate London EC2M 4RB, but may be required to travel elsewhere in the world in the performance of his duties.

6.2.
The Executive may be required to move temporarily or permanently to any other location, as may be reasonably specified by the Company, in which case a minimum of 4 weeks’ notice of the move will be given and reasonable travel, subsistence and relocation expenses will be paid by the Company.

7.	Hours of Work

7.1.
The Executive’s normal hours of work are from 9.00 a.m. to 5.00 p.m. Monday to Friday, inclusive of one hour for lunch daily, but the Executive may be required to work reasonable additional hours when necessary for the performance of his duties, without additional remuneration.

8.	Remuneration (RBSelect)

8.1.	The Company operates a flexible compensation and benefits package called RBSelect, which comprises:

8.1.1.	individually calculated basic salary (the “Salary Element”);

8.1.2.	any regional allowances the Executive is entitled to receive;

8.1.3	value of the Managers’ Car Scheme;

8.1.4	value of private medical cover; and

8.1.5	value of Managers’ medicals.

The residual amount may be used by the Executive to select preferred benefits from RBSelect.

The Salary Element is used to calculate certain benefits such as any discretionary bonus payment or any other payment directly linked to salary.  The Salary Element is also used to calculate severance payments including redundancy.

The Executive’s Salary Element is £725,000 per annum.  The Executive will also receive funding in lieu of pension, equal to 35% of his Salary Element, and funding towards the provision of competitive benefits in kind of £26,245.  Full details of RBSelect are contained in the Company’s guidebook and on the Group intranet in relation to the scheme.

8.2.
The monthly value of the Executive’s ValueAccount less the cost of any benefits elected through RBSelect will be paid on the 18th day of each month (or on the last preceding working day where the 18th day falls on a weekend or public holiday) directly into the Executive’s bank account.  Salary will be paid partly in advance and partly in arrears up to the last day of each calendar month.

8.3.
The Executive’s salary will be reviewed annually on the 1st day of April of each year or any other day approved by the Remuneration Committee, with any adjustments having immediate effect unless otherwise specified by the Company.  Any review of salary will be entirely at the Company’s discretion. The Executive has no automatic right to any increase in salary.

8.4.
All remuneration payable in cash to the Executive under this Agreement shall only be credited to a bank account maintained by the Executive and held with the Company or with another company in the Group.

9.	Deductions

9.1.
The Executive agrees that the Company may, at any time during the Executive’s employment, or in any event upon termination of the Executive’s employment, deduct from his remuneration any monies due by him to the Company including any overpayment made and/or outstanding loans, advances, relocation expenses, the cost (including the legal and other costs involved) of repairing any damage or loss to the Company’s property (including intellectual property) caused by him, salary paid in respect of excess holidays and any other monies owed by him to the Company or any Associated Company.

10.	Bonuses

10.1.
The Company may in its absolute discretion pay the Executive a bonus of such amount, at such intervals and subject to such conditions as the Company may in its absolute discretion determine from time to time.

10.2.
Any bonus in terms of clause 10.1 above may be paid in cash, shares or any other form, may be deferred in full or in part, and may be forfeited or reduced in such circumstances and on such terms as the Company, acting in good faith, determines appropriate.

10.3.	The exercise of discretion under clause 10.1 above in one financial year shall not bind the Company or act as a precedent for the exercise of discretion in any other financial year.

10.4.
If, on or before the date when a bonus under clause 10.1 above might otherwise have been payable, the Executive’s employment has terminated or either party has given notice under this Agreement to terminate the Executive’s employment, the Executive will not be entitled to receive any such bonus (whether in cash, shares or any other form).

10.5.
The Company reserves the right to change the rules of any bonus scheme, or to cancel such scheme, at any time without prior notice.  In the event of any conflict, the rules of any relevant bonus scheme (as amended from time to time) shall take precedence over the terms of this Agreement.

11.	Executive Long Term Incentives

11.1.	The Executive may, at the absolute discretion of the Remuneration Committee, be eligible to participate in the Company's long term incentive plans, subject to the rules of those plans.

12.	YourBank

12.1.
The Executive shall be eligible to access preferential rates across a range of financial products and services from the Group through YourBank.  YourBank is available to all UK and offshore employees and eligible Group pensioners.

13.	Expenses

13.1.	The Company shall reimburse the Executive for all reasonable out-of-pocket expenses properly incurred in the performance of his duties, subject to the Executive producing all relevant receipts or other satisfactory evidence and his compliance with the Company’s travel and expenses policy as amended from time to time.

13.2.	In order to facilitate payment of expenses, the Executive may be supplied with a credit card for use solely in this connection.

14.	Dealing in Investments

14.1.
The Executive is subject to the Company's Staff Dealing Rules (and divisional rules where applicable) which may require prior permission to be obtained before the Executive is permitted to deal in most types of securities transactions. Requests must be submitted in writing on the appropriate Company form.  The Company also operates a closed period during which the Executive will not be permitted to deal in RBSG shares.  Failure to abide by these rules will constitute serious misconduct for the purposes of any disciplinary action and may lead to criminal proceedings and / or the summary dismissal of the Executive.

14.2.	Details of the Company's Staff Dealing Rules are contained in the Group compliance manual (known as the Group Regulatory Risk Policy Handbook) and any local compliance manual.

15.	Pension and Life Cover

15.1.
The Executive shall be eligible to join The Royal Bank of Scotland Group Retirement Savings Plan (The Plan). The Executive can elect to join this plan through RBSelect. Further details are provided in the enclosed Retirement Savings Plan guidebook.

15.2.	The Plan is not contracted out of the State Second Pension and no Contracting Out certificate is required.

15.3.
The Executive will be provided with Life Cover as a core benefit under RBSelect. The cost of this is then deducted from the Executive’s ValueAccount. The Executive will find more information in the RBSelect guidebook.

16.	Holidays

16.1.	The Executive will be entitled to paid holidays, subject to the undernoted conditions:

16.1.1.
The Executive will be entitled to 30 working days’ holiday per year, to be taken at such time or times as the Executive shall request and agree in advance with the Company, plus a further 8 days to be taken at times to be determined by the Company (which will normally be Bank Holidays).  The

Company reserves the right to request the Executive to work on Bank Holidays in return for which he will be entitled to holiday, equal to the period worked, to be taken at another time.

16.1.2.	The Company’s holiday year runs from 1 January to 31 December inclusive.

16.1.3.
If the Executive’s employment commences or terminates part way through the holiday year, holiday entitlement will be assessed on a pro-rata basis for each complete month of service during the holiday year.

16.1.4.	The Executive may carry over a maximum of 5 days’ unused holiday entitlement from one holiday year to the next, but only with the prior written consent of the Company.

16.2.
On termination of employment the Executive will be entitled to payment in respect of any accrued unused holiday entitlement except where the Executive’s employment is terminated by the Company for misconduct or gross misconduct when only accrued unused statutory holiday will be paid.

16.3.
Upon termination of this Agreement the Executive will repay to the Company any salary received for holidays taken by him in excess of his accrued entitlement.  The Executive agrees that any sums due to the Company by the Executive may be deducted by the Company from any monies owed to the Executive in accordance with clause 9.

16.4.
During any period of notice (whether given by the Company or the Executive), whether being worked or spent on Garden Leave (as defined below), the Executive is required to take all accrued and outstanding holiday entitlement at times to be agreed with the Company. However, the Company retains the discretion to release the Executive from this obligation and to make a payment in lieu of such outstanding entitlement or part thereof.

17.	Sickness

17.1.	There is no contractual right to payment in respect of any period of absence due to sickness or incapacity and any such payments will be made at the Company’s sole discretion.

If the Executive is absent from work due to illness, injury, or accident the Company may, at its sole discretion, pay Company sick pay (inclusive of any statutory sickness benefit) at 100% of the Executive’s ValueAccount rate for the first 182 days of incapacity.  Beyond the initial 182 days, the Executive will be eligible to be considered on a discretionary basis for Disability Cover under the rules of the Company’s Disability Cover scheme.  Continued receipt of payments under the scheme will be at the Company’s discretion and will be subject to the rules of the scheme which the Company has the right to vary from time to time.  Disability Cover is a core benefit under RBSelect. The cost will be deducted from the Executive’s ValueAccount. The Executive will find more information in the RBSelect guidebook.

17.2.	The Executive may self-certify his incapacity for absences of up to seven consecutive days (including weekends and statutory holidays).

17.3.
A doctor’s certificate must be submitted to the Company for absences of more than seven consecutive days.  Thereafter, the Executive must submit a new doctor’s certificate as and when necessary to ensure that all periods of absence are covered.

17.4.	The Company reserves the right to request the Executive to provide evidence for any period of absence including those that would normally be self-certified.

17.5.	For the purposes of assessing the Executive’s entitlement to Statutory Sick Pay, the qualifying days will be Monday to Friday inclusive.

17.6.
If the Executive is incapable of performing his duties because of injuries sustained wholly or partly as a result of actionable negligence, nuisance or breach of any statutory duty on the part of any person other than a company in the Group (a “third party") or if the Executive is covered by any health or other insurance scheme (an “insurance policy”) all Disability Cover payments made to the Executive shall (to the extent that compensation for loss of earnings is recoverable from the third party or under the insurance policy), constitute loans by the Company (or by any Associated Company from whom the Company may have procured payment of the Executive's salary) to the Executive and shall be repaid when the Executive recovers compensation for loss of earnings from the third party by action or otherwise or under the insurance policy.

17.7.
Without prejudice to the provisions of Clause 17.6, in the event that the Executive has been incapacitated from performing his duties by reason of injuries sustained wholly or partly as a result of actionable negligence or as a result of matters which are covered by an insurance policy, the Company shall be entitled to require the Executive either:-

17.7.1.	(subject to the Company agreeing to indemnify the Executive against all reasonable legal expenses) to raise legal proceedings to enforce his rights against any third party who has committed such an actionable negligence against him and/or to pursue a claim under the insurance policy; or

17.7.2.
to assign to the Company or any Associated Company his right to raise legal proceedings to recover from such third party and/or the relevant insurance company compensation for any loss of earnings sustained by the Executive.

17.8.
The Executive shall at any time (including during any period of incapacity) at the request and expense of the Company submit to medical examinations by a medical practitioner nominated by the Company.  The results shall, subject to the provisions of the Access to Medical Reports Act 1988, be disclosed to the Company.

18.	Confidentiality

18.1.
During the Executive’s employment, he must treat the business of the Company and any Associated Company and any information received during the course of or as a result of his employment about or provided by any third party as strictly confidential.

18.2.
The Executive may not at any time (whether during his employment or after its termination) disclose to any unauthorised person, firm or corporation or use or attempt to use for his own or any other person, firm or corporation’s advantage, any confidential information relating to the business affairs or trade secrets of the Company or any Associated Company, or any confidential information (howsoever obtained) about or provided by any third party received during the course of or as a result of his employment (“Confidential Information”).  Confidential Information includes, but is not limited to, information relating to employees, customers and suppliers (whether former, actual or potential), Group contracts, pricing structures, financial and marketing details, business plans, any technical data, designs, formulae, product lines, Intellectual Property (as defined in clause 20), research activities and any Group information which may be deemed to be commercially or price sensitive in nature.  It also includes, again without limitation, any information contained in documents marked "confidential" or documents of a higher security classification and other information which, because of its nature or the circumstances in which the Executive receives it, he should reasonably consider to be confidential.

18.3.	The Company reserves the right to modify the categories of Confidential Information from time to time.

18.4.	The Executive is not permitted to make any copy, abstract, summary or précis of the whole or any part of any document belonging to the Group unless he has been authorised to do so by the Company, and shall not at any time use or permit to be used any such items otherwise than for the benefit of the Group.

18.5.	The obligations contained in this clause 18 shall not apply:

18.5.1.	to information or knowledge which is already in the public domain other than by way of unauthorised use or disclosure (whether by the Executive or a third party);

18.5.2.	where the Executive’s use or disclosure of the information has been properly authorised by the Company;

18.5.3.	to any information which the Executive discloses in accordance with applicable public interest disclosure legislation; or

18.5.4.	to any information which is required to be disclosed in accordance with an order of a Court of competent jurisdiction.

18.6.
The Executive shall exercise all due care and diligence and shall take all reasonable steps to prevent the publication or disclosure of any Confidential Information relating to, in particular, but not limited to, actual or proposed transactions, of any employee, customer, client or supplier (whether former, actual or potential) of the Company or any Associated Company including the partnerships, companies, bodies, and corporations having accounts with or in any way connected to or in discussion with the Group and all other matters relating to such customers, clients or suppliers and connections.

18.7.
Any breach by the Executive of the provisions of this clause 18 will be regarded by the Company as a serious disciplinary matter and may, if committed while the Executive is employed by the Company, result in disciplinary action being taken against the Executive up to and including dismissal without notice.

18.8.
The Executive agrees that the undertakings comprised in this clause 18 are reasonable and necessary to protect the legitimate business interests of the Group both during the Executive’s employment and after its termination.

19.	Group Property

19.1.
All reports, files, notes, memoranda, e mails, accounts, documents or other material (including all notes and memoranda of any Confidential Information as defined in clause 18.2 and the items referred to in clause 18.4) and any copies made or received by the Executive in connection with his employment under this Agreement are and shall remain the sole property of the Company or the appropriate Associated Company and shall be surrendered by the Executive to someone duly authorised by the Company in accordance with clause 27.

20.	Intellectual Property

20.1.
For the purposes of this clause, "Intellectual Property" means patents, trade marks, service marks, registered designs (including applications for and rights to apply for any of them), unregistered design rights, trade or business names, copyright, database rights, Confidential Information or knowhow and any similar rights in any country.

20.2.
All Intellectual Property which the Executive develops or produces in connection with his employment duties, or which the Executive derives from any material produced by the Executive or any other employee of the Company in connection with their employment duties, will be owned by the Company absolutely.  The Executive agrees, at the Company’s expense, to sign all documents and carry out all such acts as will be necessary to achieve this.  The Executive waives all moral rights in all Intellectual Property which is owned by the Company, or will be owned by the Company, further to this clause.

21.	Power of Attorney

21.1.
The Executive irrevocably appoints any Director or the Secretary of the Company to be his authorised attorney to do all such things and to execute all such documents in his name and on his behalf, which may be necessary or desirable for the Company to obtain for itself, or its nominees or any Associated Company the full benefit of the provisions in clauses 20 and 27.

21.2.
A letter, signed by any Director or Secretary of the Company certifying that anything has been done or that any document has been executed in accordance with the authority conferred by this clause, shall be conclusive evidence that such is the case as far as any third party is concerned save that the Executive may not sign such a letter himself.

22.	Grievance Procedure

22.1.
If the Executive has a grievance relating directly to his employment, the grievance and the basis for it should be raised in writing with the ultimate executive director to whom the Executive reports, for his consideration.  Such executive director will meet with the Executive and will notify the Executive in writing of his findings and of any action to be taken to redress any justifiable grievance found to exist.  If the Executive considers that the matter remains unresolved he should raise an appeal with the Group Director, Human Resources or such other person as the Group Director, Human Resources may nominate, whose decision, following a further meeting with the Executive, will be final and binding on the Executive.

22.2.	At any stage of the grievance procedure, the Executive may be accompanied at formal meetings by either a work colleague or a trade union representative.

23.	Disciplinary Procedure

23.1.	Without prejudice to the terms of clause 24, the Company may take disciplinary action against the Executive for, but not limited to:

23.1.1.	conduct incompatible with the Executive’s status (whether or not during working hours); or

23.1.2.	poor attendance; or

23.1.3.	a breach by the Executive of any of the terms and conditions of his employment; or

23.1.4.	unsatisfactory performance by the Executive of his duties.

23.2.	Such action may include a verbal or written warning (including a final written warning), suspension with or without pay, or dismissal with or without notice.

23.3.
The Company may suspend the Executive with or without pay and benefits to enable it to carry out an investigation into any matter in respect of which it is considering taking disciplinary action against the Executive or for any other good reason. The period of suspension will not normally exceed 12 weeks.

23.4.
After the investigation the ultimate executive director to whom the Executive reports (or his nominated deputy) will write to the Executive setting out the alleged conduct and basis for the disciplinary action and inviting the Executive to a meeting to discuss the matter.

23.5.	After the meeting such executive director (or his nominated deputy) will write to the Executive advising him of the outcome and of any disciplinary sanction to be imposed.

23.6.	If the Executive is unhappy with the outcome he may appeal the decision by raising it with the Group Director, Human Resources (or his nominated deputy).

23.7.	If the Executive appeals the decision the Group Director, Human Resources (or his nominated deputy) will hold an appeal meeting with the Executive.

23.8.
After the meeting the Group Director, Human Resources (or his nominated deputy) will write to the Executive advising him of the outcome. The decision of the Group Director, Human Resources (or his nominated deputy) will be final.

23.9.	The procedure set out in clauses 23.4 to 23.8 does not confer any contractual rights on the Executive.

23.10.	The Company’s Disciplinary Policy does not apply to the Executive’s employment hereunder.

23.11.	At any stage of the disciplinary procedure, the Executive may be accompanied at formal meetings by either a work colleague or a trade union representative.

23.12.	For the purposes of this clause the following are examples of conduct which will be treated as ‘Gross Misconduct’ and are therefore likely to result in the dismissal of the Executive without notice:

23.12.1.	theft;

23.12.2.	damage to Company property;

23.12.3.	misuse of Company property or resources including computers and any other part of the Company’s telecommunication system;

23.12.4.	fraud;

23.12.5.	incapacity for work due to being under the influence of alcohol or illegal drugs;

23.12.6.	physical assault;

23.12.7.	gross insubordination; and

23.12.8.	serious harassment on any grounds.

For the avoidance of doubt this list is not exhaustive.

24.	Summary Termination

24.1.
Notwithstanding the provisions of clauses 23 and 25 of this Agreement, the Company shall (without prejudice to the other rights and remedies of the Company) be entitled to dismiss the Executive without notice or payment in lieu of notice if the Executive:

24.1.1.
commits any serious or persistent breach of his duties, refuses or neglects to comply with any term of this Agreement, refuses or neglects to comply with any reasonable order or direction given to him by the Company, or is guilty of any gross default or incompetence or misconduct in connection with or affecting the business of the Company or conducts himself (whether or not in connection with his employment) in a manner which, in the reasonable opinion of the Company, is prejudicial to the Company or may bring him or the Company into disrepute;

24.1.2.
is guilty of dishonesty, gross incompetence, wilful neglect of duty, or of mismanagement of his financial affairs through failure to observe rules and procedures for the operation of bank accounts and/or borrowing;

24.1.3.	is found guilty of any criminal offence (other than a minor offence under the Road Traffic Acts which does not result in imprisonment) whether or not in connection with employment;

24.1.4.	is or becomes, in the reasonable opinion of the Company, of unsound mind;

24.1.5.	becomes a patient for any purpose of any statute relating to mental health;

24.1.6.	is declared bankrupt or takes advantage of any statute for the time being in force offering relief to insolvent debtors;

24.1.7.	resigns as an officer of the Company or any Associated Company without the agreement of the Board;

24.1.8.	if, as the result of any default on the part of the Executive, is prohibited by law from acting as an officer of the Company or any Associated Company; or

24.1.9.	loses any Registration or Regulatory Status necessary to fulfil his duties.

24.2.	Notwithstanding the provisions of clause 2 and clause 4, the Executive agrees that he shall have no remedy against the Company if his employment is terminated by reason of the liquidation of the Company for the purposes of amalgamation or reconstruction provided that he is offered employment with any concern or undertaking resulting from such amalgamation or reconstruction on terms and conditions which taken as a whole are not substantially less favourable than the terms of this Agreement.

25.	Termination by Notice

25.1.
The length of notice which the Executive is obliged to give the Company when seeking to leave employment is twelve months, or such shorter period as is mutually agreed.  Notice must be given in writing.

25.2.
Subject to clauses 23 and 24 above, the length of notice which the Executive is entitled to receive from the Company to terminate his employment is twelve months, or such shorter period as is mutually agreed.  Notice by the Company will be given in writing.

25.3.	Without prejudice to clause 25.4 below, the Company reserves the right to make a payment in lieu of notice, subject to the following:

25.3.1.	Any payment in lieu of notice will represent a payment in lieu of the Salary Element of the Executive’s ValueAccount only. No payment will be made in respect of any other benefit;

25.3.2.	Any payment in lieu of notice will be released in monthly instalments based on the Executive’s normal Salary Element. These payments will be made on the Company’s normal pay dates;

25.3.3.
Throughout the period he is in receipt of such instalments, the Executive will be obliged to use reasonable endeavours to seek alternative employment or engagement.  If the Executive secures new employment (or any other means of generating income, e.g. a consultancy or directorship or any other engagement or appointment) he must disclose that fact to the Company without delay.  The Executive will have no right to any further payments under this clause 25 (whether in whole or in part) from the date he commences such new employment or engagement; and

25.3.4.	Any payment in lieu of notice made pursuant to this clause 25 will be subject to such deductions as the Company is required by law to make.

25.4.
In the event that the Executive’s employment is terminated by reason of his personal underperformance, the Company, having complied with its obligations contained in the second sentence of clause 4.5 above, may elect to terminate the Executive’s employment by giving written notice with immediate effect (and, for the avoidance of doubt, without making any payment in lieu of notice).

25.5.	The Executive’s normal retirement age is 65. This Agreement will automatically terminate without notice on the Executive reaching the age of 65.

26.	Garden Leave

26.1.
At any stage of the Executive’s notice period referred to in clause 25 above (whether notice was given by the Executive or by the Company), the Company may, at its absolute discretion and without being required to give any reasons, require the Executive to remain away from work (the “Garden Leave”).

26.2.	During any period of Garden Leave:

26.2.1.
the Executive must (save for periods when he is on holiday, whether pursuant to clause 16.4 or otherwise) be available for work, but the Company is not obliged to provide him with any work and may require him to perform different duties and/or tasks from his normal duties;

26.2.2.
the Executive will be entitled to receive the Salary Element of his ValueAccount together with any benefits under this Agreement, but excluding any discretionary or performance bonus, which will not accrue while the Executive is not carrying out his normal duties;

26.2.3.
the Executive may not, without the prior written consent of the Company, contact or attempt to contact any client, customer, agent, professional adviser, employee, supplier or broker of the Company, any Associated Company or any other company within the Group;

26.2.4.	the Executive will not be permitted to work for any other organisation or on his own behalf without the Company’s prior written consent;

26.2.5.	all other terms and conditions of the Executive’s employment (both express and implied) will remain in full force and effect until the end of the notice period; and

26.2.6.	the Executive continues to owe the Company a duty of fidelity and good faith.

26.3.	Any period of Garden Leave shall count towards any period of restriction set out in clause 28.2.

27.	Events on Termination

27.1.	Upon termination of the Executive’s employment for any reason whatsoever or at any other time at the request of the Company, the Executive shall immediately:

27.1.1.
deliver to the Company, in accordance with its instructions all items referred to in clause 19 and all other property of the Company (including, but not limited to, any company car, credit cards, equipment, correspondence, data, disks, tapes, records, specifications, software, models, notes, reports and other documents together with any extracts or summaries, removable drives or other computer equipment, keys and security passes) or of any Associated Company in his possession or under his control;

27.1.2.
resign, without claim for compensation, from all directorships and other offices within the Group then held by him and the Executive hereby irrevocably authorises the Company to appoint some person in his name and on his behalf to sign any documents and do any things necessary to effect such resignation should he fail to do so; and

27.1.3.
transfer (without payment in return) to the Company or its nominee, any qualifying or nominee shares registered in the name of the Executive (either solely or jointly) and held by the Executive as nominee, beneficial owner or trustee on behalf of the Company or any Associated Company.

27.2.	The Executive shall, if so required by the Company, confirm in writing that he has complied with his obligations under this clause 27.

28.	Restrictions after Termination of Employment

28.1.	In this clause the following definitions shall apply:

28.1.1.	"Termination Date" means the date on which the Executive’s employment ends;

28.1.2.	"Restricted Period" means the period of 12 months starting with the Termination Date (or such period less than 12 months as reduced by any period spent on Garden Leave);

28.1.3.
"Business" means those parts of the business carried on at the Termination Date by the Company and any Associated Company with which the Executive was involved to a material extent during the 12 months preceding the Termination Date;

28.1.4.
“Competitor” means any business which is the same or similar to the Business and which is or is likely to be or which becomes (during the Restricted Period) a business in competition with the Business;

28.1.5.
“Key Employee” means any employee of the Company or any Associated Company at appointed, managerial, senior managerial or executive level who in the reasonable opinion of the Company (or Associated Company as appropriate) could damage its interests if involved in any capacity with a Competitor and with whom the Executive has worked during the 12 months preceding the Termination Date; and

28.1.6.
“Customer” means any person, firm, company, organisation who or which, at any time during the 12 months preceding the Termination Date, was a customer of, an investor with or an exclusive supplier of services to, the Group, or any such entity who was negotiating with or contemplating doing business with the Group as at the Termination Date.

28.2.	The Executive agrees and undertakes in favour of the Company, as separate and independent obligations, that he will not, without first obtaining the written consent of the Company:-

28.2.1.	during the Restricted Period hold any position as employee, director, officer, consultant, partner, agent or principal in or with any Competitor;

28.2.2.
during the Restricted Period directly or indirectly and whether on his own or someone else’s behalf canvass or solicit the custom of any Customer whom he has had dealings with, responsibility for or material knowledge of in the course of his employment within the 12 months immediately prior to the Termination Date;

28.2.3.
during the Restricted Period, seek to influence, be engaged in or have any dealings with any business, including but not limited to any Customer, where he is or may be able to influence any trading relationship which has existed during the period of 12 months immediately prior to the Termination

Date between any business or Customer and the Company or an Associated Company;

28.2.4.	during the Restricted Period or at any time beforehand, induce or seek to induce or entice or seek to entice away from the Company or any Associated Company, any Key Employee.

28.3.
Nothing in clause 28.2 will prevent the Executive from being involved in any business where his duties relate primarily to goods, services and activities not sold, provided or carried on by the Company or any Associated Company.

28.4.
The Executive agrees and acknowledges that the restrictions contained in clause 18 (Confidentiality), clause 19 (Group Property), clause 26 (Garden Leave), clause 27 (Events on Termination) and clause 28 (Restrictions after Termination of Employment) are reasonable and necessary to protect the business and the Confidential Information of the Company and that the benefits he receives under this Agreement are sufficient compensation for these restrictions.  However, if any such restriction or restrictions are together or individually found to be void or unenforceable but would be valid and effective if some part or parts of them were deleted, the restriction or restrictions shall apply with any deletions or amendments necessary to make it or them valid, effective and enforceable.

28.5.	The Executive shall not, following the termination of his employment with the Company, represent himself or hold himself out as being in any way connected with the business of the Group.

29.	Declaration of Secrecy

29.1.	The Executive will be required to sign a Declaration of Secrecy in such form as may be required by the Company from time to time.

30.	Data Protection

30.1.
The Executive undertakes to familiarise himself with the Data Protection policy, procedures and accountabilities set down by the Company as a result of the Data Protection Act 1998.  The Executive acknowledges that the Company will view any breach of these procedures as a serious matter of discipline.

30.2.
By signing this Agreement, the Executive acknowledges and agrees that the Company is permitted to hold personal information about him as part of its personnel and other business records and may use such information in the course of the

Company's business.  The Executive agrees that the Company may disclose such information to third parties in the event that such disclosure is in the Company's view required for the proper conduct of the Company's business or that of any Associated Company.  This clause applies to information held, used or disclosed in any medium.

30.3.
The Company reserves the right to carry out searches relating to the Executive through credit reference agencies or through the Group’s own customer records at any time during the employment of the Executive.  These searches will provide the Company with information that it may use for the purposes of identifying any serious debt or other significant financial difficulties that the Executive may have. This will allow the Company to raise this with the Executive in order to detect or eliminate any particular risk of employee fraud or theft, and thereafter to take any steps that the Company considers necessary to mitigate that risk.  The Company will only retain the information about the Executive which it obtains from these searches for as long as the Company needs it for the purposes set out above (subject to any legal (including any regulatory) obligation which requires the Company to retain that information for a longer period). The relevant credit reference agency will record details of the search but these will not be available for use by lenders to assess the ability of the Executive to obtain credit. The Executive has the right of access to his personal records held by credit reference agencies.  The Company will supply the names and addresses of the relevant credit reference agencies upon request, to help the Executive to exercise his right of access to those records.

30.4.
For the reasons referred to above, it is important that the Executive manages his personal finances responsibly.  The Executive is required to draw to the attention of his manager any serious debt or significant financial difficulties that he may have including those which result in court action being taken against him.

30.5.
By signing this Agreement, the Executive hereby gives permission for the Company or any Associated Company and/or their appointed agents to carry out such credit reference searches in relation to him, including searches of customer credit records, during the term of this Agreement, as it considers necessary from time to time for the purposes set out in this clause.

31.	Notices

31.1.
Any notice or other communication may be given by either party by personal delivery or prepaid first class mail to the other party at (in the case of the Company) its registered office for the time being marked “For the Attention of the Company Secretary” or (in the case of the Executive) his last known usual address and any such notice shall be deemed to have been served (in the case of first class mail) at the expiry of 48 hours after the same was posted or (in the case of personal delivery) at the time of such delivery.

32.	Continuing Provisions

32.1.
The termination of this Agreement shall not affect the provisions of clause 18 (Confidentiality), clause 19 (Group Property), clause 26 (Garden Leave), clause 27 (Events on Termination) and clause 28 (Restrictions after Termination of Employment).

33.	Whole Agreement and Severability

33.1.
These terms and conditions constitute a written statement of the terms of the Executive's employment in accordance with the provisions of the Employment Rights Act 1996.  These terms and conditions supersede any previous agreement, whether oral or in writing, between the Executive and the Company in relation to the matters dealt with herein and, together with the Executive’s letter of appointment, represent the entire agreement between the Executive and the Company.

33.2.
The Company reserves the right to make changes to this Agreement from time to time and will endeavour to give the Executive one month's notice in writing of any significant changes.  The foregoing notwithstanding, the Company agrees not to make changes to this Agreement which materially adversely affect the entitlements of the Executive hereunder without the Executive’s express written consent.

33.3.	In addition to the terms of this Agreement, the Executive is also required to comply with all other applicable statutory, divisional or company rules, as amended from time to time.

33.4.
The various provisions and sub-provisions of this Agreement are severable. If any provision or sub-provision (or identifiable part thereof) is held to be invalid or unenforceable, then such invalidity or unenforceability shall not affect the remaining provisions (or identifiable parts thereof) in this Agreement.

34.	Collective Agreements

34.1.	There are no collective agreements applicable to the Executive’s employment.

35. Governing Law

35.1.
The interpretation and enforcement of this Agreement shall be governed by and construed in all respects in accordance with the law of Scotland and the parties submit to the non-exclusive jurisdiction of the Scottish courts.

Signed for and on behalf of
THE ROYAL BANK OF SCOTLAND plc
on [ ]	Neil Roden
at [ ]
by Neil Roden, Group Director, Human Resources

Signed by BRUCE VAN SAUN
on [ ]	Bruce Van Saun
at [ ]
before the undernoted witness:-

(Witness)

Full Name

Address
Address

Occupation